STATEMENT OF FINANCIAL CONDITION

AcreTrader Financial, LLC
December 31, 2023
With Report of Independent Registered Public Accounting Firm
Filed as public information pursuant to Rule 17a-5(d) under the
Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70929

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AcreTrader Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26 West Center Street, Suite 202
(No. and Street)

Fayetteville	AR	72701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charlie Grady	888-958-1470	charlie.grady@acretrader.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

2323 Victory Avenue, Suite 2000	Dallas	TX	75219
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Elise Alexander, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AcreTrader Financial, LLC, as of 12/31, 2 023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC
Expires 3/17/2033
Timothy Rick
Benton COUNTY
My Commission # 12722923
STATE OF ARKANSAS

Signature: [signature]

Title:
Vice President and General Counsel

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AcreTrader Financial, LLC

Table of Contents



Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of AcreTrader Financial, LLC.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of AcreTrader Financial, LLC. (the "Company") as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2023.

March 28, 2024

A member firm of Ernst & Young Global Limited

AcreTrader Financial, LLC
Balance Sheet
As of December 31, 2023

Assets

Cash and Cash Equivalents		7,253,841
Accounts Receivable		61,947
Other Current Assets		39,749
Total Assets	$	**7,355,537**

Liabilities and Members' Equity

Accounts Payable		46,920
Accrued Expenses		59,112
Other Current Liabilities		5,200
Total Liabilities	$	111,232

Members' Equity:		
Capital Contributions		11,962,046
Retained Deficit		(4,717,741)
Total Members' Equity		7,244,305
Total Liabilities and Members' Equity	$	**7,355,537**

See accompanying Notes to the Balance Sheet

AcreTrader Financial, LLC

Accompanying Notes to the Balance Sheet

December 31, 2023

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

AcreTrader Financial, LLC ("ATF" or "the Company"), a wholly owned subsidiary of AcreTrader Inc. (the "Parent"), was incorporated in February 2023 as an Arkansas corporation. The Company is a private placement broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation

The accompanying balance sheet has been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and include the results of AcreTrader Financial, LLC.

Use of Estimates

The preparation of the balance sheet in conformity with U.S. GAAP requires us to make certain estimates, judgements, and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date. Actual amounts and results could differ from these estimates.

Concentration of Credit Risk and Significant Customers

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade and other receivables. Our cash equivalents are in high quality securities placed with major banks and financial institutions.

Two customers accounted for the full accounts receivable balance as of December 31, 2023 which were paid within 60 days of year end. There is little to no credit risk associated with either entity.

AcreTrader Financial, LLC

Accompanying Notes to the Balance Sheet (continued)

1. Description of Business and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held in deposit accounts at various financial institutions and a money market fund valued at $5,797,863 as of December 31, 2023. The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable is recorded and carried at the original invoiced amount. Amounts are not invoiced until the escrow closing date or the property close date depending upon the deal type. The Company's estimate of credit losses are based on our historical experience, the aging of these receivables, and management judgment. The allowance for credit losses was not material as of December 31, 2023.

Income Taxes

AcreTrader Financial, LLC is a single member limited liability company, which is disregarded for income tax purposes and its operating results are allocated to the Parent. No provision or liability for income taxes has been included in this balance sheet.

New Accounting Pronouncements Adopted in 2023

There were no new accounting pronouncements adopted in 2023 that had a material impact on our balance sheet.

Accounting Pronouncements Pending Adoption

Recent authoritative guidance issued by the FASB, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission ("SEC") did not or is not expected to have a material impact on our balance sheet.

2. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8 to 1 in the first year of operations and 15 to 1 in subsequent years.

The Company has elected to use the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 12.5% of the total aggregate indebtedness, as defined for a first year Broker-Dealer. At December 31, 2023, the Company had net capital of $7,026,652 which was $7,012,748 in excess of its required net capital of $13,904.

3. Related Party Transactions

The Company has an Expense Sharing Agreement ("ESA") with the Parent. The Parent provides personnel, transaction support, accounting, legal, compliance, office facilities, and related services to the Company, as needed. Where possible the ESA allows for expenses to be allocated on a specific identification basis and, in other cases, expenses are allocated by the Parent on a pro rata basis of headcount. Both the Company and the Parent consider the basis on which the expenses are allocated to be a reasonable reflection of the utilization of services provided to the Company during the year.

The amount due back to the Parent as of December 31, 2023 was $0 as it was determined that any expenses associated with the first year of operations paid by the Parent would be considered an equity contribution.

The Parent made a number of cash equity contributions throughout the year in order to finance operations at the Company. This amount totaled $6,166,680 in 2023.

4. Commitments and Contingencies

Litigation

Currently, there are not any material pending legal proceedings to which the Company is a party or of which the Company is aware. In the normal course of business, the Company may be subject to claims and litigation. However, while the outcome of any such claim is unpredictable, the Company believes that the ultimate resolution of any such matter(s) will not, individually or in the aggregate, result in a material impact on its Balance Sheet.

5. Subsequent Events

The Company has evaluated subsequent events from the date of this financial statement on December 31, 2023, through the date this financial statement was issued on March 28, 2024. No material changes have impacted the Company since December 31, 2023.